[Letterhead of Theragenics Corporation]

December 12, 2005

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Theragenics Corporation Form 10-K for the year ended December 31, 2004, filed March 15, 2005 Form 10-Q as of October 2, 2005 File No. 1-14339

Dear Mr. Vaughn,

We offer the following information in response to the comments and questions raised in your letter dated November 18, 2005 related to our above referenced filings. Our responses are keyed to your comments.

Form 10-K for the year ended December 31, 2004

Comment

1.
Please tell us why goodwill recorded from the purchase of BEBIG in early 2003 increased from $1.6 million at December 31, 2003 to $2.6 million at December 31, 2004. Please revise future filings to provide a reconciliation of the changes in goodwill. Refer to paragraph 45(c) of SFAS 142.

Response

As of December 31, 2004, progress payments of approximately $5.3 million were paid to BEBIG, in accordance with the pre-defined milestones in the purchase agreement. The estimated fair value of the assets acquired of $3.7 million was recorded as construction in progress, and $1.6 million was recorded as goodwill. The final progress payment of $1.0 million was made in February 2004, and this installment was recorded as goodwill in 2004.

Future filings will be revised to provide a reconciliation of the changes in goodwill.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
December 12, 2005

Form 10-Q for the period ended October 2, 2005

Comment

2.
Based on the information provided in your Form 8-K dated 4/28/05, it appears that the acquisition of CP Medical is a significant acquisition on the basis of income from continuing operations before income taxes. Please provide us with your calculations under Rule 3-05 of Regulation S-X of the significance of the CP Medical acquisition. Tell us why you concluded that you were not required to file audited financial statements and unaudited pro forma financial statements in connection with the CP Medical acquisition.

Response

The calculations we made under Rule 3-05 of Regulation S-X regarding the significance of the CP Medical acquisition in connection with the filing of our 4/28/05 Form 8-K are attached as “Schedule A”. None of the tests exceeded 20% and, accordingly, we concluded at that time that audited financial statements and unaudited pro forma financial statements were not required.

For the income test, we utilized average income for the previous 5 fiscal years, as expressly prescribed by Instruction 2 to Rule 1-02(w) of Regulation S-X. Subsequent to our calculations and filing of the Form 8-K, it has come to our attention that the Staff has in the past indicated that it is inappropriate to use the “average income” approach set forth in Instruction 2 if the income for the registrant’s most recent fiscal year was a loss. We recently discovered the staff’s practice in this regard as described in the “Division of Corporation Finance Accounting Rules and Disclosures, An Overview, Training Manual, 2000 Edition (3/31/00)”.

During the post acquisition period, we have had an opportunity to better understand CP Medical’s operations, and we recently performed further analysis of its results of operations for the 2004 and 2005 pre-acquisition periods. We have determined that the 2004 and 2005 pre-acquisition results of operations did not include all adjustments necessary to present those results in accordance with generally accepted accounting principles. We have applied these adjustments to the appropriate pre-acquisition results of operations, and estimate that the 2004 income from operations before income taxes, extraordinary items and cumulative effect of change in accounting principles (the “pre-tax income”) of CP Medical was $1,353,000. Our revised calculations under Rule 3-05 of Regulation S-X regarding the significance of the CP Medical acquisition are attached as “Schedule B”. None of these tests exceed 20% and, accordingly, we conclude that audited financial statements and unaudited pro forma financial statements were not required. Adjustments made to the previously reported unaudited results of operations of CP Medical for 2004 are attached as “Schedule C”.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
December 12, 2005

In connection with the recent analysis of CP Medical’s 2004 and 2005 pre-acquisition results of operations, we also analyzed the effect of the resulting adjustments on the unaudited pro forma results of operations previously disclosed in our Forms 10-Q for the second and third quarter of 2005. Our analysis is attached as “Schedule D”. We believe that the effect of these adjustments related to the 2004 and 2005 pre-acquisition periods on our pro-forma disclosures is not material. We will take these adjustments into account in preparing the pro forma disclosures to be included in the notes to our annual financial statements and in our Form 10-K for the current fiscal year.

Comment

3.
We note that you accrued $1.5 million of contract termination costs relating to the land lease on the Oak Ridge, TN facility. In Note G of your December 31, 2004 Form 10-K, you state that “lease land, space and equipment under non-cancelable leases that expire at various dates through April 2029”. Please tell us how your accounting for this portion of the restructuring plan complies with paragraphs 15-16 of SFAS 146. Clarify whether you have reached an agreement to terminate the lease or whether the accrual represents your estimated costs to be incurred without economic benefit. Please also clarify whether you have ceased using the property as of September 30, 2005. Please revise future filings to clarify your accounting for these termination costs.

Response

During the third quarter of 2005, we accrued $1.5 million in contract termination costs related to the land lease on the Oak Ridge, TN facility. This represents a liability for costs that will continue to be incurred through the remaining term of that lease agreement without economic benefit to the Company, measured at its fair value when we ceased using the facility. All operations at our Oak Ridge facility were ceased as of August 31, 2005. Costs incurred in connection with removal and disposal of the equipment are being recorded as incurred.

Future filings will be revised to clarify our accounting for these termination costs.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
December 12, 2005

Comment

4.
We note that you changed the expected option life of your options from 5.4 years in 2004 to 3.1 years in 2005. We note from your disclosures here and in Note H of the 2004 financial statements that the vesting period for most of your stock options is 3-5 years. Please tell us and revise future filings to discuss the factors that caused you to revise the expected option life.

Response

When determining the expected life of stock options, we classify options into groups for employees where relatively homogeneous exercise behavior is expected. We also consider the vesting period of the options, the length of time similar grants have remained outstanding in the past, and the expected volatility of our stock.

33,000 options were granted during 2004, of which 30,000 options were granted to members of our board of directors with a vesting period of 3 years. 72,000 options have been granted to date during 2005, all with a vesting period of 3 years. Substantially all 2005 options have been granted to non-executive officer employees, which represents a broader base of option grantees than in 2004. Historically, directors and executive officers have tended to hold onto their options for a longer period of time than other grantees. The weighted average expected life of the 2005 options reflects this broader group. Accordingly, the weighted average expected life for options granted during 2005 was 3.1 years, reflecting the tendency of this broader group to exercise options sooner after vesting than directors and executive officers.

We will revise future filings to discuss the factors that cause us to revise the expected life of stock options.

Other

As your letter requested, we also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
December 12, 2005

Do not hesitate to contact us if you have questions or comments regarding our responses.

Sincerely,

/s/ Francis J. Tarallo
Francis J. Tarallo
Chief Financial Officer

cc: M. Christine Jacobs, Chief Executive Officer, Theragenics Corporation

SCHEDULE A
THERAGENICS CORPORATION
SIGNIFICANT SUBSIDIARY TESTS
AS ORIGINALLY CALCULATED
(amounts in thousands)

“Investment test” S-X 1-02 (w)(1)

Theragenics’ investment in and advances to CP Medical	$26,823
Theragenics’ total assets as of 12/31/04	$148,678
Percentage	18.0%

“Asset test” S-X 1-02 (w)(2)

Theragenics’ proportional share of CP Medical
assets as of 12/31/04 (100%)	$5,517
Theragenics’ total assets as of 12/31/04	$148,678
Percentage	3.7%

“Income test” S-X 1-02 (w)(3)1

Theragenics’ equity in income of CP Medical for
the year ended 12/31/04 (100%)	$1,776
Theragenics’ average income for 1999 to 2004[2]	$12,210
Percentage	14.5%

1“Income” is as defined in S-X 1-02 (w)(3) - income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principles.

2 Theragenics’ 2004 income is more than 10% lower than the average income for the last five fiscal years (2000 to 2004). In accordance with S-X 1-02(w)(3)(2), the average income for the last five fiscal years is used in place of the income for the most recent fiscal year. The average for the last five fiscal years omits loss years and is computed as follows:

Year	Income
2004	$0	(exclude loss of $6,852)
2003	0	(exclude loss of $409)
2002	8,701
2001	23,648
2000	28,699
	$61,048

Average	$12,210

SCHEDULE B
THERAGENICS CORPORATION
SIGNIFICANT SUBSIDIARY TESTS
AS REVISED
(amounts in thousands)

“Investment test” S-X 1-02 (w)(1)

Theragenics’ investment in and advances to CP Medical	$26,823
Theragenics’ total assets as of 12/31/04	$148,678
Percentage	18.0%

“Asset test” S-X 1-02 (w)(2)

Theragenics’ proportional share of CP Medical
assets as of 12/31/04 (100%)	$5,172
Theragenics’ total assets as of 12/31/04	$148,678
Percentage	3.5%

“Income test” S-X 1-02 (w)(3)1

Theragenics’ equity in income of CP Medical for
the year ended 12/31/04 (100%)	$1,353
Theragenics’ income for the year ended 12/31/04[2]	$6,852
Percentage	19.75%

1“Income” is as defined in S-X 1-02 (w)(3) - income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principles.

2 In 2004, Theragenics reported a pre tax loss of $(6,852), and CP Medical’s pre tax income was $1,353. Accordingly, absolute values are utilized for purposes of the income test.

SCHEDULE C
THERAGENICS CORPORATION
SUMMARY OF ADJUSTMENTS TO CP MEDICAL PRE TAX INCOME
(amounts in thousands)

2004 pre tax income as previously reported	$1,776

2004 items recorded in 2005 pre acquisition
period (January 1, 2005 to May 5, 2005):
2004 sales rebates	(75)
2004 obsolete inventory	(34)
2004 sales commissions	(5)
2004 bad debt expenses	(108)

2004 items not recorded:
2004 sales rebates	(30)
2004 bad debts	(30)
2004 sales commissions	(7)
2004 obsolete inventory	(37)

Other:
Capital equipment recorded as supplies
expense in 2004	6
2003 sales recorded in 2004	(103)

2004 pre tax income as adjusted	$1,353

SCHEDULE D
THERAGENICS CORPORATION
EFFECT OF ADJUSTMENTS IN 2004 AND 2005 PRE ACQUISITION PERIOD ON UNAUDITED PRO FORMA RESULTS OF OPERATIONS
(amounts in thousands, except per share data)

	3 months ended 10/2/05		9 months ended 10/2/05
	As reported	As adjusted	As reported	As adjusted
Revenue	$12,002	$12,002	$36,526	$36,600
Net loss	$(27,238)	$(27,238)	$(28,848)	$(28,822)
EPS (basic and diluted)	$(0.85)	$(0.85)	$(0.93)	$(0.93)

	3 months ended 10/3/04		9 months ended 10/3/04
	As reported	As adjusted	As reported	As adjusted
Revenue	$10,787	$10,764	$31,737	$31,576
Net loss	$(977)	$(1,048)	$(2,683)	$(2,892)
EPS (basic and diluted)	$(0.03)	$(0.03)	$(0.09)	$(0.09)

	3 months ended 7/3/05		6 months ended 7/3/05
	As reported	As adjusted	As reported	As adjusted
Revenue	$12,374	$12,397	$24,524	$24,598
Net loss	$(1,030)	$(913)	$(1,611)	$(1,585)
EPS (basic and diluted)	$(0.03)	$(0.03)	$(0.05)	$(0.05)

	3 months ended 7/4/04		6 months ended 7/4/04
	As reported	As adjusted	As reported	As adjusted
Revenue	$11,104	$10,979	$20,949	$20,811
Net loss	$(793)	$(901)	$(1,706)	$(1,845)
EPS (basic and diluted)	$(0.02)	$(0.03)	$(0.05)	$(0.06)